Exhibit 99.1

Telesat Reports Results for the Quarter and Twelve Months Ended December 31, 2022

OTTAWA, CANADA - March 29, 2023 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three-month and one-year periods ended December 31, 2022. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

“I am pleased to report that we outperformed our 2022 financial guidance, including the increased and updated guidance we provided when we released our second quarter results in August last year,” commented Dan Goldberg, Telesat’s President and CEO. “Telesat continues to generate strong cash flow, ending the year with $1.7 billion in cash, deliver industry-leading Adjusted EBITDA margins1, and maintain high capacity utilization and a substantial contractual backlog, closing the year at $1.8 billion.”

Goldberg added: “Last year we progressed our discussions with our suppliers and financing sources for Telesat Lightspeed, our revolutionary planned Low Earth Orbit satellite constellation. Although we had planned to complete our financing arrangements around the end of last year, it has taken longer than anticipated and we now believe that we will have greater clarity on those arrangements in the near term. Telesat Lightspeed represents a transformative growth opportunity for the company and a highly compelling value proposition for enterprise and government customers.”

For the year ended December 31, 2022, Telesat reported consolidated revenue of $759 million, stable compared to the same period in 2021. When adjusted for changes in foreign exchange rates, revenue declined 2% ($15 million) compared to 2021. The slight reduction in revenue is primarily due to a reduction on the renewal of a long term agreement with a North American DTH customer and, to a lesser extent, revenue from short term services provided to another satellite operator in 2021 that did not recur in 2022. This was offset by higher revenue from aero and maritime customers as well as the completion of an equipment sale in 2022 to the U.S. Defense Advanced Research Projects Agency (“DARPA”) combined with higher consulting revenue arising from DARPA and a NASA project. The DARPA and NASA projects both relate to U.S. government LEO programs.

Operating expenses for the full year 2022 were $259 million, an increase of $22 million from 2021. When adjusted for changes in foreign exchange rates, operating expenses increased by $20 million compared to 2021. The increase was primarily due to higher equipment sales relating to the DARPA program and higher expenses associated with becoming a public company. This was partially offset by lower non-cash share-based compensation and bonus expense relative to 2021.

Adjusted EBITDA1 for the full year 2022 was $568 million, a decrease of 5% ($32 million) or, when adjusted for foreign exchange rates, a decrease of 8% ($46 million). The Adjusted EBITDA margin1 was 74.8%, compared to 79.2% in 2021.

For the year ended December 31, 2022, Telesat’s net loss was $80 million compared to net income of $155 million for the prior year. The negative variation of $235 million was principally due to the negative non-cash foreign exchange impact on the conversion of our U.S. dollar denominated debt combined with the recognition of Phase I accelerated clearing payments for the repurposing of C-band spectrum in 2021. This was partially offset by the gain on the extinguishment of debt associated with our debt repurchases in 2022.

For the quarter ended December 31, 2022, Telesat reported consolidated revenue of $207 million, an increase of 10% ($19 million) compared to the same period in 2021. When adjusted for changes in foreign exchange rates, revenue increased 6% ($11 million) compared to 2021. The revenue increase was primarily due to the completion of an equipment sale in 2022 to DARPA and higher revenue from aero and maritime customers. This was partially offset by a reduction in revenue upon renewal of a long term agreement with a North American DTH customer.

Operating expenses for the quarter were $80 million, an increase of 12% ($8 million) compared to the same period in 2021. When adjusted for changes in foreign exchange rates, operating expenses increased by 10% ($7 million) compared to 2021. The increase was primarily due to higher equipment sales related to the DARPA program, partly offset by lower non-cash share-based compensation and bonus expense relative to the same period in 2021.

Adjusted EBITDA1 for the quarter was $139 million, a decrease of 4% ($6 million) or, when adjusted for foreign exchange rates, a decrease of 9% ($12 million). The Adjusted EBITDA margin1 was 67.2%, compared to 77.1% in the same period in 2021.

Telesat net income for the quarter was $92 million, compared to net income of $113 million for the same period in 2021. The negative variation of $21 million was principally due to the recognition of Phase I accelerated clearing payments for the repurposing of C-band spectrum in 2021, partially offset by a positive non-cash foreign exchange impact on the conversion of our U.S. dollar denominated debt as well as lower income tax expense.

2023 Preliminary Financial Outlook

●	Telesat expects its full year 2023 revenues (assuming a foreign exchange rate of US$1 = C$1.35) to be between $690 million and $710 million.

●	Telesat expects its Adjusted EBITDA[1] (assuming a foreign exchange rate of US$1 = C$1.35) to be between $500 million and $515 million in 2023.

●	For 2023, Telesat expects its cash flows used in investing activities to be in the range of $40 million to $70 million. Once Telesat has finalized arrangements around the construction and financing of its Telesat Lightspeed program, it will provide a further update on the anticipated capital expenditures for the year.

Business Highlights

▲	At December 31, 2022:

-	Telesat had contracted backlog[2] for future services of approximately $1.8 billion (excluding contractual backlog associated with Telesat Lightspeed).

-	Fleet utilization was 89%.

Telesat’s annual report on Form 20-F for the year ended December 31, 2022, has been filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

Conference Call

Telesat has scheduled a conference call on Wednesday, March 29, 2023, at 10:30 a.m. ET to discuss its financial results for the three months and one year periods ended December 31, 2022. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 806 5484. Callers outside of North America should dial +1 416 340 2217. The access code is 8861182 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (“Telesat”) and the name of the moderator (Michael Bolitho).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/o4qyzpii A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on March 29, 2023 until 11:59 p.m. ET on April 12, 2023. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 2726574 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (“LEO”) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on @Telesat on Twitter, LinkedIn, or visit www.telesat.com.

Contacts:

Investor Relations

Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2023 and the growth opportunities and expected timing around the financing of Telesat Lightspeed, and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “planned,” “believe”, “opportunity”, ”finalized” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation and rising interest rates, risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the impact of COVID-19 on Telesat Corporation’s business and the economic environment; the ability to deploy successfully an advanced global LEO satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of additional proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat Corporation’s existing satellite utilization; and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2022, that was filed on March 29, 2023, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.

Telesat Corporation

Consolidated Statements of Income (Loss)
For the periods ended December 31,

	Three months		Twelve months
(in thousands of Canadian dollars, except per share amounts)	2022	2021(4)	2022	2021(4)
Revenue	$206,684	$187,497	$759,169	$758,212
Operating expenses	(79,961)	(71,526)	(258,989)	(236,949)
Depreciation	(46,691)	(50,370)	(188,755)	(203,772)
Amortization	(3,775)	(3,932)	(14,979)	(15,983)
Other operating gains (losses), net	7	108,392	7	107,615
Operating income	76,264	170,061	296,453	409,123
Interest expense	(67,304)	(48,841)	(221,756)	(187,994)
Gain on extinguishment of debt	—	—	106,916	—
Interest and other income	12,915	632	23,476	3,418
Gain (loss) on changes in fair value of financial instruments	—	1,673	4,314	(18,684)
Gain (loss) on foreign exchange	72,251	20,196	(239,591)	27,539
Income (loss) before income taxes	94,126	143,721	(30,188)	233,402
Tax (expense) recovery	(1,786)	(30,786)	(49,929)	(78,377)
Net income (loss)	$92,340	$112,935	$(80,117)	$155,025

Net income (loss) attributable to:
Telesat Corporation shareholders	$23,121	$43,100	$(23,396)	$85,190
Non-controlling interest	69,219	69,835	(56,721)	69,835
	$92,340	$112,935	$(80,117)	$155,025

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$1.83	$1.35	$(1.90)	$1.89
Diluted	$1.76	$1.28	$(1.90)	$1.83

Total Weighted Average Common Shares Outstanding
Basic	12,611,700	32,007,083	12,311,264	45,168,650
Diluted	14,610,705	32,705,326	12,311,264	46,620,495

Telesat Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2022	December 31, 2021(4)
Assets
Cash and cash equivalents	$1,677,792	$1,449,593
Trade and other receivables	41,248	122,698
Other current financial assets	515	861
Current income tax recoverable	18,409	3,219
Prepaid expenses and other current assets	50,324	41,064
Total current assets	1,788,288	1,617,435
Satellites, property and other equipment	1,364,084	1,429,688
Deferred tax assets	49,984	46,187
Other long-term financial assets	10,476	16,348
Long-term income tax recoverable	15,303	12,277
Other long-term assets	47,977	31,254
Intangible assets	756,878	762,659
Goodwill	2,446,603	2,446,603
Total assets	$6,479,593	$6,362,451

Liabilities
Trade and other payables	$43,555	$54,628
Other current financial liabilities	48,397	36,647
Income taxes payable	3,476	5,622
Other current liabilities	75,968	85,058
Current indebtedness	—	—
Total current liabilities	171,396	181,955
Long-term indebtedness	3,850,081	3,792,597
Deferred tax liabilities	275,696	296,318
Other long-term financial liabilities	19,663	23,835
Other long-term liabilities	327,055	371,453
Total liabilities	4,643,891	4,666,158

Shareholders’ Equity
Share capital	46,554	42,841
Accumulated earnings	355,202	350,029
Reserves	78,609	22,804
Total Telesat Corporation shareholders’ equity	480,365	415,674
Non-controlling interest	1,355,337	1,280,619
Total shareholders’ equity	1,835,702	1,696,293
Total liabilities and shareholders’ equity	$6,479,593	$6,362,451

Telesat Corporation

Consolidated Statements of Cash Flows
For the years ended December 31

(in thousands of Canadian dollars)	2022	2021(4)
Cash flows from operating activities
Net income (loss)	$(80,117)	$155,025
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	188,755	203,772
Amortization	14,979	15,983
Tax expense (recovery)	49,929	78,377
Interest expense	221,756	187,994
Interest income	(23,564)	(4,392)
(Gain) loss on foreign exchange	239,591	(27,539)
(Gain) loss on changes in fair value of financial instruments	(4,314)	18,684
Share-based compensation	67,428	73,723
(Gain) loss on disposal of assets	(7)	848
Gain on extinguishment of debt	(106,916)	—
Deferred revenue amortization	(77,075)	(64,998)
Pension expense	7,587	8,133
C–band clearing proceeds	—	(42,860)
Other	(1,184)	(1,953)
Income taxes paid, net of income taxes received	(98,143)	(94,242)
Interest paid, net of interest received	(163,113)	(154,433)
Operating assets and liabilities	(6,744)	(58,625)
Net cash from operating activities	228,848	293,497
Cash flows (used in) generated from investing activities
Satellite programs	(31,805)	(279,941)
Purchase of property and other equipment	(32,701)	(31,725)
Purchase of intangible assets	(71)	(1,162)
C-band clearing proceeds	64,651	42,860
Net cash (used in) generated from investing activities	74	(269,968)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	619,900
Payment of debt issue costs	—	(6,834)
Repayment of indebtedness	(97,234)	—
Payments of principal on lease liabilities	(2,498)	(2,178)
Satellite performance incentive payments	(6,667)	(6,914)
Proceeds from exercise of stock options	—	16
Government grant received	22,324	—
Initial costs from transaction	—	1,260
Final Transaction adjustment payment	(20,790)	—
Dividends on Director Voting Preferred shares	—	(10)
Net cash (used in) generated from financing activities	(104,865)	605,240
Effect of changes in exchange rates on cash and cash equivalents	104,142	2,446
Changes in cash and cash equivalents	228,199	631,215
Cash and cash equivalents, beginning of year	1,449,593	818,378
Cash and cash equivalents, end of year	$1,677,792	$1,449,593

Telesat’s Adjusted EBITDA margin(1):

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in thousands of Canadian dollars) (unaudited)	2022	2021(4)	2022	2021(4)
Net income (loss)	$92,340	$112,935	$(80,117)	$155,025
Tax expense (recovery)	1,786	30,786	49,929	78,377
(Gain) loss on changes in fair value of financial instruments	—	(1,673)	(4,314)	18,684
(Gain) loss on foreign exchange	(72,251)	(20,196)	239,591	(27,539)
Interest and other income	(12,915)	(632)	(23,476)	(3,418)
Interest expense	67,304	48,841	221,756	187,994
Gain on extinguishment of debt	—	—	(106,916)	—
Depreciation	46,691	50,370	188,755	203,772
Amortization	3,775	3,932	14,979	15,983
Other operating (gains) losses, net	(7)	(108,392)	(7)	(107,615)
Non-recurring compensation expenses(3)	303	5,049	305	5,423
Non-cash expense related to share-based compensation	11,968	23,546	67,428	73,723
Adjusted EBITDA	$138,994	$144,566	$567,913	$600,409

Revenue	$206,684	$187,497	$759,169	$758,212
Adjusted EBITDA Margin	67.2%	77.1%	74.8%	79.2%

End Notes

[1]	The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

[2]	Remaining performance obligations, which Telesat refers to as contracted revenue backlog (‘‘backlog’’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

[3]	Includes severance payments and special compensation and benefits for executives and employees and one-time bonus as a result of the close of the Transaction.

[4]	2021 balances were adjusted to take into account the retroactive impact of the change in accounting policy associated with the capitalization of software as a service arrangements. In addition, a formal valuation of restricted share units in the fourth quarter of 2021 resulted in an increase in compensation and employee benefits of $6.9 million and $9.5 million in the second and third quarter of 2021, respectively, with corresponding decrease of $16.4 million in the fourth quarter of 2021. For additional details, refer to Note 3 and Note 26 of the financial statements included in the Telesat’s Form 20-F for the year ended December 31, 2022, which has been filed with the SEC and at the SEDAR, and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.